UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
ZAR3,700,000,000
Zero Coupon Deep Discount Callable Notes due 30 April 2040
Series No.: 1137-00-2

Filed pursuant to Rule 3 of Regulation AD
Dated: 30 April 2020

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of ZAR3,700,000,000 Zero Coupon Deep Discount Callable Notes due 30 April 2040 (Series No.: 1137-00-2) (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program").

Item 1.   Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus"), previously filed under a report of the ADB dated 4 May 2011, and in the Pricing Supplement relating to the Notes dated 28 April 2020 (the "Pricing Supplement"), which was filed previously under a report of the ADB dated 28 April 2020. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 24 April 2020, was filed under a report of the ADB dated 24 April 2020.

The global agent of the ADB with respect to the Notes is Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom. The calculation agent of the ADB with respect to the Notes is JPMorgan Chase Bank N.A., London Branch, 25 Bank Street, Canary Wharf London E14 5JP, United Kingdom.

Item 2.   Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 28 April 2020, the ADB entered into a Terms Agreement, which was filed previously under a report of the ADB dated 28 April 2020, with J.P. Morgan

Securities plc. (the "Manager"), pursuant to which ADB has agreed to issue, and the Manager has agreed to purchase, a principal amount of the Notes aggregating ZAR3,700,000,000 for an issue price of 15.698836 per cent. of the principal amount. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 30 April 2020. The Manager proposes to offer all the Notes to the public at the public offering price of 15.698836 per cent. of the principal amount.

Item 3. Distribution Spread

See the Pricing Supplement, pages 4 and 9, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	15.698836%	0.00%	15.698836%
Total	ZAR580,856,932	ZAR0.00	ZAR580,856,932

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers
See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	USD$5,000*
Listing Fees (Luxembourg)	USD$10,281*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7.   Exhibits

        (a)   (i)   Prospectus relating to the Global Medium-Term Note Program dated 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

               (ii)   Pricing Supplement dated 28 April 2020, previously filed under a report of the ADB dated 28 April 2020.

        (b)   Copy of an opinion of counsel as to the legality of the Notes.

        (c)   (i)   Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011, previously filed under a report of the ADB dated 4 May 2011, as amended in a written notice of amendment dated February 23, 2018, previously filed under a report of the ADB dated 24 January 2020.

               (ii)   Terms Agreement dated 28 April 2020, previously filed under a report of the ADB dated 28 April 2020.

        (d)   (i)   Information Statement dated 24 April 2020, previously filed under a report of the ADB dated 24 April 2020.

               (ii)   Prospectus and Pricing Supplement (see (a) above).

NEW YORK

WASHINGTON, D.C.

PARIS

BRUSSELS

FRANKFURT

COLOGNE

MOSCOW

2 London Wall Place
London EC2Y 5AU
T: +44 20 7614 2200
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clearygottlieb.com

D: +44 20 7614 2284
jho@cgsh.com

ROME

MILAN

HONG KONG

BEIJING

BUENOS AIRES

SÃO PAULO

ABU DHABI

SEOUL

30 April 2020

To:

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Ladies and Gentlemen:

We have acted as special English counsel to J.P. Morgan Securities plc (the "**Manager**") in connection with the offering of ZAR3,700,000,000 Zero Coupon Deep Discount Callable Notes due 30 April 2040 (the "**Notes**", which expression, unless the context otherwise requires includes the Registered Global Note (as defined below)) by the Asian Development Bank (the "**Issuer**") pursuant to the Issuer's Global Medium-Term Note Program (the "**Program**") (the "**Transaction**"). The Notes will be issued under the global agency agreement dated 28 April 2011, as amended on 6 October 2017 (the "**Global Agency Agreement**"), between the Issuer and Citibank, N.A., as global agent. This opinion letter is furnished as an exhibit to a report of the Asian Development Bank filed on the date hereof, with respect to the Notes pursuant to Regulation AD adopted by the Securities and Exchange Commission under Section 11(a) of the Asian Development Bank Act. We understand that the Notes are not, and are not intended to be, admitted to trading on any market or exchange, or otherwise listed, in the United Kingdom.

In arriving at the opinion expressed below, we have reviewed the following documents:

(a)   an executed copy of the standard provisions dated 28 April 2011 (the "**Standard Provisions**");

(b)   an executed copy of the terms agreement dated 28 April 2020 between the Manager and the Issuer (the "**Terms Agreement**");

(c)   an executed copy of the Global Agency Agreement;

(d)   the unauthenticated form of the registered global note (the "**Registered Global Note**");

(e)   the prospectus dated 28 April 2011 relating to the Program (as amended and supplemented and together with the documents incorporated by reference therein, the "**Prospectus**") and setting out the Terms and Conditions of the Notes; and

(f)   the pricing supplement dated 28 April 2020 (the "**Pricing Supplement**") in respect of the Notes.

In this opinion letter, the Terms Agreement, including the Standard Provisions incorporated by reference therein, and the Global Agency Agreement are referred to collectively as the "**Transaction Agreements**" and each individually as a "**Transaction Agreement**".

In rendering the opinion expressed below, we have assumed and not verified:

(a)   that, insofar as any obligation falls to be performed in any jurisdiction outside England, its performance will not be illegal, ineffective or constrained by virtue of the laws of that jurisdiction;

(b)   that there are no provisions of the laws of any jurisdiction outside England and Wales that would have any implication for the opinion we express and that, insofar as the laws of any jurisdiction outside England and Wales may be relevant to this opinion letter, such laws have been and will be complied with;

(c)   the genuineness of all signatures, stamps and seals, the authenticity and completeness of all documents supplied to us and the conformity to the originals of all documents supplied to us as photocopies, facsimile or electronic copies;

(d)   that, where a document has been examined by us in draft, specimen or certificated form, it has been or will be executed in the form of that draft, specimen or certificate, and, in the case of the Notes, that they have been or will be duly executed, authenticated, and delivered in accordance with the terms of the Global Agency Agreement;

(e)   that, where a document is required to be delivered, each party to it has delivered the same without it being subject to any escrow or other similar arrangement;

(f)   that each of the Transaction Agreements has been or will be duly authorised, executed and delivered by each of the parties thereto and each such party has the power, capacity and authority to execute, deliver and perform its obligations contained in the Notes and each of the Transaction Agreements to which it is a party;

(g)   that the terms and conditions of any Notes which supplement or replace those set out in the Global Agency Agreement (the "Additional Terms") will be clear and unambiguous and that there will be no provisions in

the Additional Terms which, either when taken by themselves or in the context of an issue of Notes, will be contrary to any law or public policy of England or which for any other reason would not be enforceable or upheld by the courts in England;

(h) that the issuance of the Notes has been validly authorised by the Issuer and each Note, when issued, will have been duly issued;

(i) the absence of any other arrangements between any of the parties to any of the Transaction Agreements or the Notes which modify or supersede any of the terms of any of the Transaction Agreements or the Notes;

(j) the accuracy as to factual matters of each document we have reviewed (including, without limitation, the accuracy of the representations and warranties of each of the parties to the Transaction Agreements) and the compliance by each of the parties thereto with each of their respective obligations under the Transaction Agreements and the Notes;

(k) that each of the parties is duly organised, validly existing and in good standing (where such concept is legally relevant) under the laws of its jurisdiction of incorporation;

(l) that each of the parties to the Transaction Agreements and the Notes has fully complied with its obligations under all applicable money laundering laws and regulations;

(m) that the binding effect of the Transaction Agreements and the Notes on the parties thereto is not affected by fraud, coercion, duress, undue influence or mistake, and no document has been entered into by any of the parties thereto in connection with money laundering or any other unlawful activity;

(n) that the choice of English law to govern the Transaction Agreements and the Notes was freely made in good faith by the respective parties and there is no reason for avoiding such choice on the grounds of public policy;

(o) that each of the parties to the Transaction Agreements and the Notes has complied with all applicable provisions of (i) Regulation (EU) No. 2017/1129 of the European Parliament (the "**Prospectus Regulation**"), (ii) Regulation (EU) No. 596/2014 of the European Parliament (the "**Market Abuse Regulation**"), (iii) the Financial Services Act 2012, and (iv) the Financial Services and Markets Act 2000, as amended, (the "**FSMA**") and any applicable secondary legislation made under any of the foregoing with respect to anything done by any of them in relation to the Notes in, from or otherwise involving the United Kingdom (including Sections 19, 21, and 85 of the FSMA);

(p) that the Notes are and will be transferable securities of a type listed in

Schedule 11A of the FSMA, and will have been duly prepared and completed in accordance with the provisions and arrangements contained or described in the Standard Provisions and the Global Agency Agreement;

(q)   that each issue of Notes in respect of which particular restrictions, laws, guidelines, regulations or reporting requirements apply will only be issued in circumstances which comply with such restrictions, laws, guidelines, regulations or reporting requirements as apply from time to time; and

(r)   that all consents, approvals, notices, filings and registrations which are necessary under any applicable laws or regulations (other than laws or regulations of the United Kingdom) in order to permit the execution, delivery or performance of the Transaction Agreements and the Notes have been or will be duly made or obtained.

Based on the foregoing, and subject to the further qualifications and limitations set forth below, it is our opinion that the Transaction Agreements, and the Notes, when duly executed, authenticated, delivered and paid for and registered in the register maintained for that purpose, will constitute valid, binding and enforceable obligations of the Issuer in accordance with their terms.

The expression "enforceable" as used in the opinion above means that the obligations referred to are of a type which English courts enforce. It does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. Accordingly, and in addition, the foregoing opinion is subject to certain qualifications, in particular, but without limitation:

(a)   The opinion set forth above as regards the binding effect and validity of the obligations and their enforceability against contracting parties is subject to all limitations resulting from the laws of bankruptcy, administration, liquidation, insolvency, fraudulent transfer, reorganisation, moratorium, suretyship or any similar laws of general application affecting creditors' rights.

(b)   Enforcement may be limited by general principles of equity. For example, equitable remedies may not be available where damages are considered to be an adequate remedy.

(c)   The power of an English court to order specific performance of an obligation or to grant injunctive relief or any equitable remedy is discretionary and, accordingly, we express no opinion as to whether such remedies would be available in respect of any of the obligations of the parties. Specific performance is not usually ordered and an injunction is not usually granted where damages would be regarded by the court as an adequate remedy.

(d)   If the performance of the payment obligations of the Issuer under the Notes in respect of which the subscription moneys, interest and principal are not all payable in the same currency is contrary to the exchange

control regulation of any country in whose currency such amounts are payable, those obligations may be unenforceable in England by reason of Section 2(b) of Article VIII of the International Monetary Fund Agreement and the Bretton Woods Agreements Order in Council 1946.

(e)   Where any person is vested with a discretion, or may determine any matter in its opinion, English law may require that such discretion is exercised reasonably or that such opinion is based on reasonable grounds.

(f)   Enforcement of rights may be or become limited by prescription or by the lapse of time or barred under the Limitation Act 1980 or may be or become subject to defences of set-off or counterclaim.

(g)   An English court is able, where the amount of a claim is denominated in a currency other than sterling, to give judgment in that other currency, as a matter of current procedural practice and at its own discretion.

(h)   In certain circumstances an English court has power to stay an action commenced in the English courts where it is shown that it can, without injustice to the claimant, be tried in a more convenient forum. However, such power may not be exercisable in all circumstances. For example, in cases where jurisdiction is determined in accordance with Council Regulation (EC) 1215/2012 on jurisdiction and the recognition and enforcement of judgments in civil and commercial matters, the provisions of the Brussels Convention on Jurisdiction in Civil and Commercial Matters of 1968 or the provisions of the Lugano Convention on Jurisdiction and the Enforcement of Judgments in Civil and Commercial Matters of 2007. In this regard, for example, an English court may not be able to stay proceedings where the defendant is domiciled in England and Wales and the alternative jurisdiction is outside the European Union.

(i)   Where any obligations of any person are to be performed or observed in jurisdictions outside England and Wales, or by a person subject to the laws of a jurisdiction outside England and Wales, such obligations may not be enforceable under English law to the extent that the performance or observance thereof would be illegal or contrary to public policy under the laws of any such jurisdiction.

(j)   The effectiveness of provisions in the Transaction Agreements relating to the choice of English law to govern contractual obligations may not be recognised or upheld by an English court in certain circumstances. For example, the effectiveness of provisions in the Transaction Agreements relating to the choice of English law to govern contractual obligations will be subject, where applicable, to Council Regulation (EC) No.593/2008 on the law applicable to contractual obligations (the "**Rome I Regulation**"), which provides that, in certain circumstances, the choice of English law to govern contractual obligations may not prejudice or restrict the application of the laws of other jurisdictions.

(k)   The effectiveness of provisions in the Transaction Agreements and the Notes relating to the choice of law to govern non-contractual obligations will be subject, where applicable, to Council Regulation (EC) No.864/2007 on the law applicable to non-contractual obligations (the "**Rome II Regulation**"). The Rome II Regulation provides that, in certain circumstances, the choice of English law to govern non-contractual obligations may not prejudice or restrict the application of other laws where such laws are mandatory or cannot be derogated from by contract.

(l)   Any provision providing that any calculation, certification, determination, notification, minute or opinion will be conclusive and binding will not be effective if such calculation, certification, determination, notification, minute or opinion is fraudulent or made on an unreasonable or arbitrary basis or in the event of manifest error despite any provision to the contrary and it will not necessarily prevent judicial enquiry into the merits of any claim by any party thereto.

(m)   Any provision for the payment of liquidated damages, compensation, additional interest or similar amounts might be held to be unenforceable on the ground that it is a penalty.

(n)   Any undertaking or indemnity may be void insofar as it relates to stamp duty payable in the United Kingdom.

(o)   An English court may refuse to give effect to any provision of an agreement which amounts to an indemnity in respect of the costs of enforcement or of unsuccessful litigation brought before an English court or where the court has itself made an order for costs.

(p)   Certain terms and concepts, although often found in commercial documents, have yet to be clearly defined by the English courts. To the extent that the Transaction Agreements or the Notes contain any such terms or concepts, their meaning will be a matter of construction for an English court.

(q)   In the case of agreements that are not required by law to be in writing or evidenced in writing, any provision of an agreement under hand may be amended by oral agreement or waived between the parties or by the conduct of the parties, notwithstanding any provision to the contrary. The most common example of a financing agreement that is required to be evidenced in writing is a guarantee.

(r)   If a party to the Transaction Agreements or the Notes is controlled by or otherwise connected with a person or is itself resident in or constituted under the laws of a country which is the subject of United Nations, European Union or United Kingdom sanctions or restrictive measures implemented or effective in the United Kingdom, or is otherwise the target of any such sanctions, then the obligations of the other parties to that party under the Transaction Agreements or the Notes may be unenforceable or void.

(s)   Any question as to whether or not any provision of any agreement or instrument which is illegal, invalid, not binding, unenforceable or void may be severed from the other provisions thereof in order to save those other provisions would be determined by an English court in its discretion.

(t)   There is some possibility that an English court would hold that a judgment on a particular agreement or instrument, whether given in an English court or elsewhere, would supersede such agreement or instrument to all intents and purposes, so that any obligation thereunder which by its terms would survive such judgment might not be held to do so.

(u)   Any person who is not a party to a contract governed by English law may not be able to enforce any provisions of that contract which are expressed to be for the benefit of that person if and to the extent that the Contracts (Rights of Third Parties) Act 1999 has been disapplied.

(v)   The effectiveness of terms exculpating (or, as in the case of an indemnity, having the effect of exculpating) a party from a liability or duty otherwise owed or limiting such liability or duty is limited by law.

(w)   There is some possibility that an English court having jurisdiction in relation to insolvency law would apply the provisions of Section 426 of the Insolvency Act 1986, as amended, in assisting the courts having the corresponding jurisdiction in any other part of the United Kingdom or any relevant country or territory (as such terms are defined in that section) (in this regard we refer you to Hughes v. Hannover Ruckversicherungs-Aktiengesellschaft [1997] 1 BCLC 497) and, as a result, may, rather than apply insolvency law as it would otherwise apply in England and Wales, apply the insolvency law which is applicable in such other part of the United Kingdom or relevant country or territory in relation to comparable matters.

(x)   An English court may refuse to give effect to a claim pursuant to an indemnity or contribution provision in a Transaction Agreement or a Note insofar as the subject matter of such claim relates to penalties imposed under Section 91 of the FSMA or any other relevant provision of the FSMA, the Market Abuse Regulation, or the rules made thereunder.

(y)   Any provision of an agreement which purports to grant an irrevocable power of attorney or other authorization or irrevocably appoint a person as agent may nevertheless not be treated by an English court as irrevocable.

(z)   A court may not, for lack of certainty, or because it constitutes an agreement to agree, enforce a provision which purports to require parties to reach a further agreement in the future.

We express no opinion as to any agreement, instrument or other document that may be entered into, or as to any liability to tax or obligation to report to any tax authority that may arise or be incurred, as a result of or in connection with the Transaction Agreements or the issue and offering of the Notes.

The opinion set out above is limited to the laws of England and Wales in force as at the date of this opinion letter, as currently applied by the courts in England and Wales and is given on the basis that this opinion letter will be governed by and construed in accordance with English law.

We are furnishing this opinion letter to you at the request of the Manager and this letter is solely for your benefit. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose, except that it may be filed as an exhibit to the report that you will file pursuant to Regulation AD in respect of the distribution of the Notes. Notwithstanding the foregoing, you may furnish a copy of this opinion letter (with notice to us, which shall be given before furnishing such copy, when practicable) (i) if required by any applicable law or regulation; (ii) to any regulatory authority having jurisdiction over you if required by such authority; or (iii) in connection with any actual or threatened claim against you relating to the Transaction if required to assist you in establishing defences under applicable securities laws, it being understood and agreed that we assume no duty or liability whatsoever to any person furnished this opinion letter in accordance with this sentence and that any such person is not entitled to rely on this opinion letter in any manner as a result or otherwise.

We assume no obligation to advise you or any other person, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinion expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:  _____

Sui-Jim Ho, a Partner